Exhibit 12.1

SALIX PHARMACEUTICALS, LTD.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Quarter Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
EARNINGS (LOSS)
Net income (loss) before provision for income tax (1)	$(80,240)	$33,959	$212,065	$111,828	$86,101	$(24,203)	$(45,631)
Fixed charges (1)	43,078	15,628	62,891	56,667	32,879	21,141	7,275

Net Income (loss) before provision for income tax plus fixed charges	$(37,162)	$49,587	$274,956	$168,495	$118,980	$(3,062)	$(38,356)

FIXED CHARGES
Interest expense (1)	$29,275	$5,131	$20,267	$19,766	$12,760	$8,857	$3,594
Amortization of debt issuance costs and debt discount	13,185	10,198	41,383	35,752	19,361	11,795	3,151
Estimate of interest within rental expense	618	299	1,241	1,149	758	489	530

Fixed Charges	$43,078	$15,628	$62,891	$56,667	$32,879	$21,141	$7,275

RATIO OF EARNINGS TO FIXED CHARGES	—	3.17	4.37	2.97	3.62	—	—

COVERAGE DEFICIENCY (2)	$(80,240)	$—	$—	$—	$—	$(24,203)	$(45,631)

(1)	For the quarter ended March 31, 2014, income before taxes and fixed charges include $ 0.5 million of interest expense related to uncertain tax positions.
(2)	Earnings were inadequate to cover fixed charges for the years ended December 31, 2010 and 2009 and the quarter ended March 31, 2014. As a result, a coverage deficiency is provided for those periods presented in which earnings were inadequate to cover fixed charges.